

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 7, 2025

Gerasimos Kalogiratos
Chief Executive Officer
Capital Clean Energy Carriers Corp.
3 Iassonos Street
Piraeus, 18537 Greece

      Re: Capital Clean Energy Carriers Corp.
          Registration Statement on Form F-3
          Filed April 29, 2025
          File No. 333-286825

Dear Gerasimos Kalogiratos:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Claudia Rios at 202-551-8770 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: John Horsfield-Bradbury, Esq.